Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, WA 98105

USA

Direct: (206) 522-2256

E-mail: tpuzzo@puzzolaw.com

October 8, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Momentum Corp.
Amendment No. 3 to Registration Statement on Form S-1
Filed October 8, 2021
File No. 333-257302

Dear Sir or Madam:

We hereby submit the information in this letter, on behalf of our client, the Company, in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 7, 2021.  Amendment No. 3 to the Company’s referenced Form S-1 was filed with the Commission via EDGAR October 8, 2021.

The Staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  References to page numbers are made to the redlined Amendment No. 3 to the Form S-1.

Amendment No. 2 to Registration Statement on Form S-1 filed September 27, 2021

Prospectus Cover Page, page 3

1.

We note your response to comment 1, as well as your amended disclosure regarding the "risks associated with having the majority of [y]our operations in Hong Kong . . . ." Please also disclose that you are based in Hong Kong, as you disclose on page 7.

Company response: The Company has amended the Prospectus Cover Page to disclose that the majority of its operations are based in Hong Kong.

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Emerging risks for us being based in and having the majority of our operations in Hong Kong, China., page 7

2.

We note your response to comment 2, as well as your amended disclosure that the PRC government "may exert more control over offerings conducted overseas and/or foreign investment in Hong Kong-based issuers, which could result in a material change in our operations and/or the value of our common stock." Please also specifically address the risk that such exertion of control could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Company response:  The Company has amended page 7 of the Form S-1 to address the referenced specific risk.

3.	We note your amended disclosure that "Hong Kong’s legislature adopts laws that are congruent with PRC government policies, laws and regulations" and that "legal developments in the PRC will significantly affect [y]our business . . . ." Please specifically also address the risk arising from the uncertainty arising from the possible enforcement of China's laws in Hong Kong, including the recent implementation of the National Security Law in Hong Kong.

Company response:  The Company has amended page 7 to add a section titled, “The PRC National Security Law.”

Please contact the undersigned with any questions or comments.

Very truly yours,

/s/ Thomas E. Puzzo
Thomas E. Puzzo

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